[AVI BioPharma, Inc. Letterhead]

Submitted

Via EDGAR Database

January 14, 2010

Ms. Staci Shannon

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4720

Washington, D.C.  20549

Re:                   Letter Dated December 17, 2009 Regarding AVI BioPharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Schedule 14A filed April 14, 2009, Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2009, File No. 001-14895

Dear Ms. Shannon:

In accordance with the January 13, 2010 telephone conversation between Steve Davis of Davis Wright Tremaine LLP, outside counsel to AVI BioPharma, Inc., and you, we will now provide a response to the Staff’s comments no later than January 20, 2010.

Very truly yours,

/s/ J. David Boyle II

J. David Boyle II
Chief Financial Officer